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Exhibit (a)(10)

[Letterhead of Boston Scientific]

BOSTON SCIENTIFIC ANNOUNCES COMPLETION OF TENDER OFFER
FOR RUBICON MEDICAL CORPORATION

        Natick, MA (June 2, 2005)—Boston Scientific Corporation (NYSE: BSX) today announced the completion of the cash tender offer for any and all outstanding shares of common stock of Rubicon Medical Corporation (OTC BB: RMDC). The tender offer, which commenced on May 3, 2005, expired at 12:00 midnight (ET), on Wednesday, June 1, 2005.

        Based on preliminary information provided by The Bank of New York, the depositary for the offer, 30,832,649 shares of Rubicon's common stock were tendered into the offer, which, when combined with the Rubicon stock already owned by Boston Scientific, represents approximately 96 percent of Rubicon's outstanding common stock on a fully diluted basis. Nemo I Acquisition, Inc., the wholly-owned subsidiary of Boston Scientific through which the tender offer was made, has accepted for payment all validly tendered shares and will make prompt payment for the accepted shares.

        Boston Scientific intends to acquire the remaining shares of Rubicon common stock in a merger in which all remaining Rubicon stockholders who did not tender their shares in the tender offer will receive the same consideration as those who tendered, namely $1.50 per share in cash, without interest, together with the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash, without interest, if certain milestones are achieved relating to Rubicon's embolic protection filter device and similar products. Because Boston Scientific has acquired more than 90 percent of the outstanding Rubicon shares, a stockholder vote is not required to approve the merger. Boston Scientific intends to complete the merger in the next several days. Boston Scientific will promptly mail to stockholders who did not tender their shares relevant information on how to receive payment.

About Boston Scientific

        Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

About Rubicon Medical

        Rubicon Medical Corporation (www.rubiconmed.com) is a Salt Lake City-based developer and manufacturer of interventional vascular medical devices and products.

CONTACT:	Milan Kofol 508-650-8569 Investor Relations Boston Scientific Corporation
Paul Donovan 508-650-8541 Media Relations Boston Scientific Corporation

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[Letterhead of Boston Scientific]
BOSTON SCIENTIFIC ANNOUNCES COMPLETION OF TENDER OFFER FOR RUBICON MEDICAL CORPORATION